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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------

                                 FINAL AMENDMENT
                                       TO
                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                                       and

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                            Molecular Dynamics, Inc.
                            (Name of Subject Company)

                              APB Acquisition Corp.
                                    (Bidder)
                         Amersham Pharmacia Biotech Inc.
                         Amersham Pharmacia Biotech Ltd
                              Nycomed Amersham plc
                                  (Co-Bidders)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   608514 10 5
                                 (CUSIP Number)

                                Andrew D. Rackear
                              APB Acquisition Corp.
                       c/o Amersham Pharmacia Biotech Inc.
                              800 Centennial Avenue
                                  P.O. Box 1327
                            Piscataway, NJ 08855-1327
                             Telephone: 732-457-8000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                   ----------

                                   Copies to:

                                John W. Buttrick
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000

                                 August 14, 1998

       Date Tender Offer First Published, Sent or Given to Security Holder

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CUSIP No.          608514 10 5

     1    NAMES OF REPORTING PERSONS                    APB Acquisition Corp.
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS                                                  AF

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                         [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION                       Delaware

     7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                          9,820,668

     8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
          EXCLUDES CERTAIN SHARES                                         [ ]

     9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)              95.5

    10    TYPE OF REPORTING PERSON                                         CO



CUSIP No.          608514 10 5

    1    NAMES OF REPORTING PERSONS         Amersham Pharmacia Biotech Inc.
         S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS                                                 AF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                        [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware

    7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                         9,820,668

    8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                        [ ]

    9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)             95.5

   10    TYPE OF REPORTING PERSON                                        CO



CUSIP No.          608514 10 5

    1    NAMES OF REPORTING PERSONS            Amersham Pharmacia Biotech Ltd
         S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS                                                   AF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                          [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION         England, United Kingdom

    7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                           9,820,668

    8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                          [ ]

    9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               95.5

   10    TYPE OF REPORTING PERSON                                          CO



CUSIP No.          608514 10 5

    1    NAMES OF REPORTING PERSONS                      Nycomed Amersham plc
         S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS                                                   BK

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                          [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION         England, United Kingdom

    7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                           9,820,668

    8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                          [ ]

    9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               95.5

   10    TYPE OF REPORTING PERSON                                          CO


               This Final Amendment amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated August 14, 1998 filed by Amersham Pharmacia Biotech Ltd ("APB Ltd"), an English company, Amersham Pharmacia Biotech Inc., ("APB Inc.") a Delaware company and wholly-owned subsidiary of APB Ltd, and APB Acquisition Corp., a wholly-owned subsidiary of APB Inc. (together with APB Ltd and APB Inc., the "Bidders") relating to the Bidders' offer to purchase all outstanding shares of Common Stock, $0.01 par value of Molecular Dynamics, Inc. (the "Company"), at $20.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1 (which are herein referred to as the "Offer").

               Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 14D-1.

Item 6. Interest in Securities of the Subject Company.

               Bidders' Offer expired on September 11, 1998. As of September 17, 1998, a total of 8,818,668 Shares, including Shares for which certificates were delivered to the Depositary pursuant to the Offer's guaranteed delivery procedure, had been validly tendered and not withdrawn. Such Shares, taken together with the 1,002,000 Shares already owned by APB Acquisition Corp., represent 95.5% of the 10,278,300 Shares outstanding. Bidders have accepted for purchase all of such Shares.



                                   SIGNATURE

               After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 1998

                                                 APB Acquisition Corp.


                                                 By:  /s/ David Dally
                                                    ---------------------------
                                                     Name: David Dally
                                                     Title: President


                                                 Amersham Pharmacia Biotech Inc.


                                                 By:  /s/ Philip G. Douglas
                                                    ---------------------------
                                                     Name: Philip G. Douglas
                                                     Title: President


                                                 Amersham Pharmacia Biotech Ltd


                                                 By:  /s/ Giles F. B. Kerr
                                                    ---------------------------
                                                     Name: Giles F. B. Kerr
                                                     Title: Director


                                                 Nycomed Amersham plc


                                                 By:  /s/ Giles F. B. Kerr
                                                    ---------------------------
                                                     Name: Giles F. B. Kerr
                                                     Title: Director